Amplify ETF Trust
333 Warrenville Road, Suite 350
Lisle, Illinois 60532

August 24, 2023

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify Video Game Tech ETF, Amplify Global Cloud Technology ETF, Amplify Cybersecurity ETF, Amplify Mobile Payments ETF, Amplify Treatments, Testing and Advancements ETF, Amplify BlueStar Israel Technology ETF, Amplify Alternative Harvest ETF, Amplify Junior Silver Miners ETF, Amplify Etho Climate Leadership U.S. ETF, Amplify Travel Tech ETF, Amplify AI Powered Equity ETF and Amplify U.S. Alternative Harvest ETF, each a series of Amplify ETF Trust

Registration Statement on Form N-14 (File No. 333-273457)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Amplify ETF Trust (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (File No. 333-273457) relating to the reorganization of Wedbush ETFMG Video Game Tech ETF, Wedbush ETFMG Global Cloud Technology ETF, ETFMG Prime Cyber Security ETF, ETFMG Prime Mobile Payments ETF, ETFMG Treatments, Testing and Advancements ETF, BlueStar Israel Technology ETF, ETFMG Alternative Harvest ETF, ETFMG Prime Junior Silver Miners ETF, Etho Climate Leadership US ETF, ETFMG Travel Tech ETF, AI Powered Equity ETF and ETFMG U.S. Alternative Harvest ETF, each a series of ETF Managers Trust, into Amplify Video Game Tech ETF, Amplify Global Cloud Technology ETF, Amplify Cybersecurity ETF, Amplify Mobile Payments ETF, Amplify Treatments, Testing and Advancements ETF, Amplify BlueStar Israel Technology ETF, Amplify Alternative Harvest ETF, Amplify Junior Silver Miners ETF, Amplify Etho Climate Leadership U.S. ETF, Amplify Travel Tech ETF, Amplify AI Powered Equity ETF and Amplify U.S. Alternative Harvest ETF, respectively, each a series of the Registrant (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on July 26, 2023, and was scheduled to go effective on August 25, 2023, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Lisle and State of Illinois on the 24 day of August, 2023.

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If you have any questions or issues you would like to discuss regarding these matters, please contact Walter L. Draney at Chapman and Cutler LLP, counsel to the Registrant at (312) 845-3273.

Sincerely yours,

By:	/s/ Christian Magoon
Christian Magoon
President and Chief Executive Officer